Exhibit 3.1

Amended and adopted by the Board on August 12, 2021 and filed as Exhibit 3.1 to the Quarterly Report on Form 10-Q on August 16, 2021.

AMENDMENTS TO THE BYLAWS

OF

SENMIAO TECHNOLOGY LIMITED

Article 2, Section 2.5.2 of the Bylaws of Senmiao Technology Limited is amended and restated in its entirety to read as follows:

Section 2.5.2       To be timely, a stockholder’s notice of a proposal to be included at an annual meeting must be received at the company's principal executive offices not less than 120 calendar days prior to the anniversary of the date on which the Corporation first mailed its proxy materials for the previous year’s annual meeting of stockholders (or the date on which the Corporation mails its proxy materials for the current year if during the prior year the Corporation did not hold an annual meeting or if the date of the annual meeting was changed more than thirty (30) days from the prior year).